SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 30th, 2005

Commission File Number [            ]

Telefónica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐     No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles process of allocating prices to the assets acquired from Bellsouth

NOTIFICATION OF SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, March 29, 2005

In compliance with generally accepted accounting standards, the preliminary process of allocating prices to the assets acquired from Bellsouth Corporation before December 31, 2004, has been finalised in accordance with the provisions of article 82 of Law 24/1988, July 28, of the securities market and its related provisions. Therefore, we are now in a position to publish the details of the goodwill generated by these acquisitions in the form of this notification of a significant event.

As we stated in our notification of December 3, 2004 (register n°54291), generally accepted accounting standards require that the calculation of goodwill values commence with a preliminary step involving the allocation of prices to all the assets and liabilities of the acquired companies. As soon as this step was completed by an independent auditor, we calculated the goodwill values (as shown above) and recognized them in our consolidated financial statements closed on December 31, 2004.

Company	Amount paid	Currency translation effect	Balance on 31/12/04
Telcel, C.A. (Venezuela)	376,242	(11,564)	364,678
Olympic, Ltd. (Colombia)	501,846	20,613	522,459
Otecel, S.A. (Ecuador)	397,443	—	397,443
Comunicaciones Móviles de Perú, S.A.	4,464	(246)	4,218
Telefónica Móviles Panamá, S.A.	238,228	—	238,228
Telefónica Móviles Guatemala y Cía., S.C.A.	26,747	—	26,747
Telefónica Móviles Uruguay, S.A.	3,909	(181)	3,728
Telefonía Celular de Nicaragua, S.A.	54,818	(2,851)	51,967

Telefónica Móviles carried out an evaluation of the tangible assets acquired in the purchase of the BellSouth operators in order to assign them the corresponding part of the acquisition price. This valuation was carried out taking into consideration the impact of the technological change approved in some of the companies acquired on the cash flows generated.

The amount of overvalued assets identified came to 117 million euros, which has been deducted from the value of the assets acquired and therefore reflected as an increase in goodwill. In accordance with the available projections, the revenue forecasts assigned to these companies at least guarantee the recovery both of the net assets and goodwill that have been booked.

The goodwill generated by the acquisition of the BellSouth assets is tax deductible under certain conditions such as the prior assignation of underlying goods and rights or the existence of intermediate companies etc Likewise, the deductibility of the goodwill is not compatible with the calculation of the allowance for exporting activities.

In the light of the restrictions indicated in the paragraph above, the company in question is analysed within the context of the Telefónica tax group to which it belongs and according to the amount and period when the tax adjustments to the goodwill begins to the extent that the Corporate Tax Law stipulates a maximum allowable depreciation (5% annually) but not a minimum (between 0% and 5% annually).

Both the consolidated financial statements of Telefónica Móviles S.A. in which the details of the goodwill have been recognized and the individual financial statements of the acquired companies were approved by the Board of Directors at its meeting on February 22, 2005, and are now awaiting approval at the group’s annual general meeting of shareholders that has today been convened by the Board for May 6, 2005.

Accordingly, we request that the Commission accept this announcement in the place and date indicated above.

Antonio Hornedo Muguiro
General Secretary
Telefónica Móviles, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A.

Date: March 30, 2005	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel